Exhibit 4.1

This is to certify that is I are the registered shareholders of: alue 0.001 id The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith. Director I Secretary Director No. of Shares Date of Record Par V USD %Pa 100.00